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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

FORM 6-K

For the Month of June 2003

AGNICO-EAGLE MINES LIMITED
(Translation of registrant's name into English)

145 King Street East, Suite 500, Toronto, Ontario M5C 2Y7

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F	☒	Form 40-F	☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes	☐	No	☒

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                             ]

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AGNICO-EAGLE MINES LIMITED
Date: June 26, 2003
	By:	/s/ DAVID GAROFALO David Garofalo Vice-President, Finance and Chief Financial Officer

News Release
Stock Symbols:	AEM (NYSE) AGE (TSX)	For further information: Barry Landen, V.P. Corporate Affairs Agnico-Eagle Mines Limited (416) 947-1212

(All amounts expressed in U.S. dollars unless otherwise noted)

AGNICO-EAGLE TO PROVIDE UPDATE ON REGIONAL STRATEGY
AT TODAY'S ANNUAL MEETING OF SHAREHOLDERS

        Toronto, Canada (June 19, 2003) — Agnico-Eagle Mines Limited today announced that it would provide an update on its regional strategy at today's Annual Meeting of Shareholders. The meeting is being held at the Toronto Hilton (Toronto 1 Room, 145 Richmond Street West, Toronto, Canada) at 10:30 a.m. (EST). For those unable to attend, the meeting can be heard via webcast on the Company's website www.agnico-eagle.com.

        Highlights of the presentation include:

  •
  Excellent progress on expansion of the current LaRonde operation (LaRonde I) with ramp up of ore production and underground development and commissioning of lower level crushing plant.

  •
  High gold grades continue to be encountered in Zone 7 drilling where development for current year mine production is underway.

  •
  Completion of scoping study on LaRonde's deep gold resource (LaRonde II) initiates work on a bankable feasibility study, to be completed in the third quarter of 2004, on new production shaft.

  •
  LaRonde II drilling continues to confirm higher gold grades at depth with 0.29 ounces of gold per ton intercepted over 66 feet.

  •
  Internal economic study on Goldex shows strong internal rate of return at current gold price; further sampling being contemplated to validate and confirm grades realized in 1996 bulk sample.

  •
  Drilling in all directions on Lapa results in 25% increase in inferred gold resource with deposit still open for expansion; decision on potential underground exploration and development program expected by the fourth quarter of 2003.

        "We have achieved our objective of steady state production of over 7,000 tons per day at our LaRonde I operation and expect to achieve record quarterly gold production in the third and fourth quarter of 2003 as lower level ore handling construction is now complete and larger, higher grade ore blocks are ready for extraction," said Sean Boyd, President and Chief Executive Officer. "We are now in a position to leverage our regional competitive advantages of a dominant land position, regional infrastructure and a strong technical team to bring three potential new mines into production," added Mr. Boyd.

LaRonde I Beginning to Hit Targets Again

        The second quarter of 2003 at the 100% owned LaRonde I mining operations has been characterized by record productivity in terms of underground horizontal mine development, underground ore production and mill throughput. Thus far in the second quarter, horizontal development in the lower level gold/copper areas of LaRonde I has been higher than target and this has resulted in a slight increase in the proportion of ore derived from the lower level to 45%. With construction of the lower level crushing plant now complete, approximately 75% of ore production, over the last two quarters of 2003, is expected to be derived from the lower level of the mine where higher gold grades have been outlined. As a result, gold production is expected to increase in the third and fourth quarters and the Company expects to achieve its objective of full year 2003 gold production of 300,000 ounces.

        In addition, mill performance has shown steady improvement throughout 2003 with record mill throughput of almost 7,300 tons per day in April and 7,600 tons per day in May, with peak daily milling rates of 8,600 tons per day.

Zone 7 Drilling Continues to Deliver High Gold Grades

        Definition and delineation drilling from the lower level haulage drifts continued during the second quarter. This is particularly encouraging in that the results that follow are better than expected and have not been incorporated in the Company's 2003 production target of 300,000 ounces. These drill holes were located in areas currently under development for production in 2003. To date, development within Zone 7 on Level 215 has confirmed the higher grades indicated by this drilling:

Drill Hole	True Thickness(ft)	From	To	Gold(oz/ton) (Cut to 1.0 oz)	Silver(oz/ton)	Copper(%)	Zinc(%)
3206-18	11.2	742.1	758.9	0.20	1.42	0.99	2.23
3206-23	9.8	635.8	646.3	0.15	0.93	0.29	2.60
3212-09	9.2	323.2	333.3	0.24	0.91	0.99	2.05
3212-11	11.5	412.4	427.5	0.50	1.64	0.79	6.90
3215-30	9.2	534.4	543.6	0.15	0.68	0.78	0.30
3215-61	9.2	516.7	526.6	0.12	0.59	0.30	2.75

Feasibility Study Initiated on LaRonde II for new Production Shaft

        The Company has completed a scoping study of the various alternatives for mining the approximate 5 million ounces of gold reserve/resource, now referred to as LaRonde II (100% owned), below and to the west of the Penna Shaft. A new 10,000 foot shaft was determined to be the most economic in terms of upfront capital costs, lead time to production and ongoing operating costs. Preliminary total capital expenditures including shaft sinking, underground development and surface infrastructure are estimated to be $50 per ounce of gold resource while operating costs are expected to be approximately C$48 per ton of ore processed.

        The Company will initiate a bankable feasibility study, expected to be completed in the third quarter of 2003, which will form the basis for a production decision. This will allow sufficient time to further define and determine the western limit of the orebody with extensive drilling from the Level 215 exploration drift and to do the more detailed engineering required for a bankable feasibility study.

LaRonde II Drilling Continues to Confirm Large Scale and Grade of Gold Resource

        Drilling in Zone 20 North from the Level 215 exploration drift continued to confirm the trend to thicker mineralization and higher gold grades in LaRonde II. The results are summarized below:

Drill Hole	True Thickness(ft)	From	To	Gold(oz/ton) (Cut to 1.5 oz)	Silver(oz/ton)	Copper(%)	Zinc(%)
3215-60A	65.6	2802.8	2921.9	0.29	0.08	0.02	0.01
3215-62	26.2	1442.9	1472.4	0.14	0.88	0.84	0.04
3215-63	91.9	1817.6	1938.3	0.11	0.73	0.47	0.10
including	29.5	1817.6	1856.9	0.21	0.45	0.23	0.03

        The Company is conducting an 87,000 foot diamond drilling program in 2003 on LaRonde II from the Level 215 exploration drift, designed to convert the existing mineral resource into mineral reserves and to expand the known mineral resource envelope. The results obtained in drill hole 3215-60A continue to confirm a potential higher grade core to the west in Zone 20 North at depth. The confirmation of this higher grade core could have a significant impact on the LaRonde II mining sequence and economics.

Goldex Study Demonstrates Positive Economics

        The Company has completed an internal economic study on its 100% owned Goldex deposit, located 35 miles east of LaRonde, which demonstrates a pre-tax internal rate of return (IRR) of 11% using drill indicated grades of 0.068 ounces of gold per ton and estimated capital expenditures of $130 million based on a 7,500 ton per day operation. Using average grades derived from previous bulk samples of 0.074 ounces of gold per ton, the pre-tax IRR improves to 15%. Agnico-Eagle has tax pools in excess of $400 million which can be used to shield income from Goldex. Under these assumptions, production from the mine is expected to average approximately 170,000 ounces at a cash cost of $190 per ounce.

        Given the material impact that the grade assumption has on the economics of the project, the Company is contemplating additional sampling to determine whether the increase in grade realized in past bulk samples is representative of the entire orebody. Within the 1996 bulk sample area, the drill indicated gold grade averaged 0.048 ounces per ton in comparison to the realized grade of 0.074 ounces per ton, suggesting that drilling may understate the grade. The size of the 1996 bulk sample was 113,400 tons. A decision on further sampling is expected by the fourth quarter 2003.

Lapa Gold Resource Growing and Still Open for Expansion

        Agnico-Eagle continued an aggressive exploration program on its 100% owned Lapa deposit, located 7 miles east of LaRonde, with five drills currently in operation. The inferred mineral resource has increased by 25% from 3.3 million tons grading 0.25 ounces of gold per ton to 4.0 million tons at the same grade, using a cutting factor of 1.5 ounces per ton. Contained gold ounces have increased from 815,000 ounces to 1,015,000 ounces.

        The estimate is based on a $300 per ounce gold price, a cutoff of 0.13 ounces per ton and a Canadian dollar/US dollar exchange rate of 1.50. High assay values were capped at 1.5 ounces of gold per ton. The estimate used a polygonal interpolation method with intercepts projected onto a vertical longitudinal section. Drill hole composites were adjusted so that a minimum measured orthogonal thickness of 9.2 feet was reached. A specific gravity of 2.8 was used to estimate the tonnage of the polygon volumes. Inferred class polygons were limited to approximately150 feet beyond a drill hole.

        A summary of the drill results since the last update follows:

Drill Hole	True Thickness(ft)	From	To	Gold(oz/ton) Cut(1.5 oz)	Gold(oz/ton) Uncut
118-03-16A	24.6	3948.4	3980.6	0.31	0.31
118-03-16C	9.6	3822.1	3835.3	0.43	0.54
118-03-19A	8.9	2875.6	2891.7	0.07	0.07
118-03-20	9.8	2109.6	2132.5	0.17	0.17
118-03-21A	19.7	3291.0	3314.9	0.08	0.08
118-03-22A	9.8	2942.5	2962.9	0.07	0.07
118-03-23		1700.4	1700.4	low value	low value

        The orebody, which remains open at depth, to the east and to the west, will continue to be tested from surface by five drills, one of which will be used to extract samples for additional metallurgical testing. The Company will also evaluate the possibility of an underground exploration and development program, with a decision expected by early fall 2003. With these drilling results, the Contact Zone has been traced over a vertical distance of 2,100 feet and a strike length of 1,400 feet.

        The illustrations that detail the results presented in this news release can be viewed and downloaded from the Company's website www.agnico-eagle.com (Press Releases) or:

http://files.newswire.ca/3/LapaLongitudinal.pdf
http://files.newswire.ca/3/Longitudina120N.pdf
http://files.newswire.ca/3/Longitudina17.pdf
http://files.newswire.ca/3/RegionalPlan.pdf

Scientific and Technical Data

        A qualified person, Guy Gosselin, P.Eng., LaRonde Division's Chief Geologist verified the LaRonde I and II data disclosed in this news release.

        All Lapa drill core is BQ caliber and is logged at the LaRonde Mine by a senior project geologist for the Company's Exploration Division, who is fully qualified per the standards outlined in National Instrument 43-101. The drill core is sawed in half with one half sent to a commercial laboratory and the other half retained for future reference. Upon reception of the assay results, the pulps and rejects are recovered and submitted to a second laboratory for check-assay purposes. The gold assaying method uses a 30-gram sample by Fire Assays or Metallic Sieve finish as requested by the project geologist. The laboratories used are Bourlamaque Assay Laboratories Ltd., Val d'Or, Québec, and Expert Laboratories Inc., Rouyn-Noranda, Québec.

        A qualified person, Marc Legault, P.Eng., Agnico-Eagle's Manager, Project Evaluations supervised the calculation of the Lapa mineral resource estimate disclosed in this news release.

Forward Looking Statements

        This news release contains certain "forward-looking statements" (within the meaning of the United States Private Securities Litigation Reform Act of 1995) that involve a number of risks and uncertainties. There can be no assurance that such statements will prove to be accurate; actual results and future events could differ materially from those anticipated in such statements. Risks and uncertainties are disclosed under the heading "Risk Factors" in the Company's Annual Information Form (AIF) filed with certain Canadian securities regulators (including the Ontario and Québec Securities Commissions) and with the United States Securities and Exchange Commission (as Form 20-F).

About Agnico-Eagle

        Agnico-Eagle is a long established Canadian gold producer with operations located in northwestern Québec and exploration and development activities in eastern Canada and the southwestern United States. Agnico-Eagle's operating history includes over three decades of continuous gold production, primarily from underground mining operations. Agnico-Eagle's LaRonde Mine in Québec is Canada's largest gold deposit. The Company has full exposure to higher gold prices consistent with its policy of no forward gold sales. It has paid a cash dividend for 23 consecutive years.

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SIGNATURE
AGNICO-EAGLE TO PROVIDE UPDATE ON REGIONAL STRATEGY AT TODAY'S ANNUAL MEETING OF SHAREHOLDERS